NEWS RELEASE

Birch Mountain Advances Quarry Project With Brokered Private Placement

CALGARY, June 24, 2004 - Birch Mountain Resources Ltd. (BMD:TSX Venture Exchange and BHMNF:OTC BB) ("Birch Mountain" or the "Corporation") announces that it intends to secure financing to complete regulatory processes and feasibility studies, continue project engineering and initiate site construction so the Corporation can begin aggregate and quicklime production at the earliest possible date.

The Corporation has engaged Acumen Capital Finance Partners Limited ("Acumen") as agent to raise, on a best efforts basis, up to $3,000,000 by way of an offering of up to 5,000,000 flow-through common shares ("Flow-Through Shares") or units ("Units"), each Unit consisting of one common share ("Common Share") and one-half of one common share purchase warrant ("Warrant"). The price will be $0.60 per Flow-Through Share or Unit pursuant to private placement exemptions. Each whole Warrant will entitle the holder to acquire one Common Share at a price of $0.75 per share until December 31, 2005. Concurrently, the Corporation also intends to issue units up to $4,000,000 at a price of $0.60 per Unit pursuant to applicable private placement exemptions, primarily to investors in the US. Acumen will be entitled to sell any shortfall by the issuance of either Units or Flow Through Shares.

Proceeds from the issue of Flow-Through Shares pursuant to the brokered private placement will be used solely to fund qualifying expenditures related to Birch Mountain's Fort McMurray limestone project. Proceeds from the issue of Units will be used for general corporate purposes principally related to the limestone project. It is anticipated that production of aggregate will commence in Q4 of 2004 and quicklime in Q4 2007.

FOR FURTHER INFORMATION, PLEASE CONTACT:
Douglas Rowe, President & CEO or
Don Dabbs, Vice President & CFO
Birch Mountain Resources Ltd.
Tel 403.262.1838         Fax 403.263.9888
www.birchmountain.com

Forward Looking Statements: This news release contains certain forward-looking statements. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization, resources and reserves, exploration results, research and development results, and the future plans and objectives of Birch Mountain are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Birch Mountain's expectations are disclosed elsewhere in documents that are available to the public at www.sedar.com and www.sec.gov.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this news release.